03045683

n/3

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vault Minerals Inc.

*CURRENT ADDRESS Suite 430, 580 Hornby Street
P.O. Box 11032
Vancouver, BC V7Y 1G5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 1314 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/13/04

E 1.

Annual Information Form dated July 9, 2003 with 2002 Annual Financial Statement attached.

82-1314 E1

AR/S
12-31-02

VAULT MINERALS INC.
(formerly Vault Systems Inc.)

ANNUAL INFORMATION FORM

For the Financial Year Ended
December 31, 2002

Dated July 9, 2003

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

Vault Minerals Inc. (the "Company" or "Vault") was incorporated under the laws of British Columbia on September 29, 1980 under the name Sussex Resources Inc. by filing its memorandum and articles with the British Columbia Registrar of Companies. The Company changed its name on November 26, 1980 to Diamond Resources Inc. and then on August 9, 1989 to Diamond International Industries Inc. and finally on December 2, 1999 to Vault Systems Inc. On December 21, 1999, the Company consolidated its share capital on an eight (8) old for one (1) new share basis. On May 16, 2003 the Company's shareholders approved a special resolution to consolidate the Company's share capital on a six (6) old for one (1) new share basis and change its name to Vault Minerals Inc. and accordingly, on June 18, 2003 the Company's name change and share consolidation were effected.

The Company's shares were first listed on the Vancouver Stock Exchange (as the TSX Venture Exchange was then known) (the "Exchange") on November 8, 1982. Prior to June 3, 1982, the Company was a private company and did not actively carry on business. The Company is presently listed on the Exchange (TSX-V trading symbol VMI.T).

The Company's principal business office is located at 430 - 580 Hornby Street, Vancouver, British Columbia V6C 3B6. The registered office of the Company is located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

Intercorporate Relationships

The Company has one subsidiary, namely, 2026170 Ontario Limited ("Subco") which was incorporated under the *Business Corporations Act* (Ontario) by Articles of Incorporation dated May 2, 2003. The authorized capital of Subco consists of an unlimited number of common shares without nominal or par value of which 100 common shares are issued and outstanding.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Traditionally, the Company was involved in the exploration and development of natural resource properties and currently maintains an interest in two claims located in the Queen Charlotte Islands. The claims are currently inactive. In the past 3 years, the Company's business focus shifted to the development of hardware and software for the computer industry.

During 1999, the Company continued to search for acquisitions while undertaking various working capital private placements. The Company also eliminated a substantial portion of its liabilities by the issuance of the shares and completed a consolidation its share capital on the basis of eight (8) old shares for one (1) new share, in order to restructure its financial affairs in anticipation of potential acquisitions and further financing.

During 2000 and 2001, the Company entered into an agreement with INToo Software Corporation, a private British Columbia based software application development company, in an attempt to acquire the rights to the eMedical Explorer system. eMedical Explorer was developing an overall solution for an automated system for entry and extraction of patient data on a secure central server infrastructure to assist physicians and other healthcare providers. The system was also being developed as a handheld wireless solution for use in a clinical environment. The data was to have been accessible locally via wireless network and LAN, and remotely via cellular or landline telephone networks. This system was to form part of a larger Internet portal focused on providing a comprehensive medical software suite including procurement, management, administration and data integration. The Company was unable to raise the funds necessary to complete the proposed transactions with INToo under the terms of the agreement and accordingly, the agreement was terminated.

In 2002, the Company entered into negotiations with BusinessBuilder Technologies Inc., a Vancouver, British Columbia based Application Service Provider ("BusinessBuilder") to develop a working proto-type of an electronic medical records system (the "Working Proto-Type"). The system was originally named "Medelink", but was renamed by the parties "TeMR". The Working Proto-Type was provided to Vault through the Internet for a period of 3 months. Vault and BusinessBuilder were unable to agree to terms to proceed with the further development of the TeMR project and negotiations were terminated. No formal agreement was entered into with BusinessBuilder.

As a result of downturn in the technology sector, the Company has reverted to the exploration and development of natural resource properties.

On March 13, 2003, the Company entered into an agreement whereby the Company will complete a business combination with Goldaur Resources Inc. ("Goldaur"), a privately held Ontario which owns the Attawapiskat Property consisting of 26 contiguous unpatented mining claims comprising 404 units situated in the Attawapiskat area of northeastern Ontario and the Lebel Project consisting of 60 contiguous claim units situated in the Kirkland Lake area, Ontario. See "Significant Acquisitions and Dispositions".

Significant Acquisitions and Dispositions

Goldaur is a private corporation duly incorporated and organized on January 16, 1997, and subsisting under the laws of the Province of Ontario. Goldaur's principal business office is located at 25 Adelaide Street East, Suite 711, Toronto, Ontario M5C 1Y2. The authorized capital of Goldaur consists of an unlimited number of common shares without nominal or par value of which 3,535,000 common shares are issued and outstanding as fully paid and non-assessable. Goldaur has 42 registered shareholders.

Goldaur is the owner of the Attawapiskat Property (the "Property") consisting of 26 contiguous unpatented mining claims (6,464 hectares) comprising 404 units that are situated in the Attawapiskat area of northeastern Ontario. Goldaur also owns 27 contiguous claim units and has rights to acquire 33 more contiguous claim units, subject to certain royalties and future cash payments, that are collectively referred to as the Lebel Project, and are situated in the Kirkland Lake area, Ontario. No material exploration or development has been carried out on the Property to date. See "Mineral Projects – Indicator Lake Property, James Bay Lowland, Ontario – Exploration and Development".

On March 13, 2003, the Company entered into an agreement to acquire Goldaur Resources Inc. ("Goldaur"), a privately held Ontario company (the "Acquisition"). Goldaur and Vault are arm's length parties. The proposed Acquisition is by way of statutory amalgamation under which the Company's subsidiary, 2026170 Ontario Limited will amalgamate with Goldaur. The resulting company will be a wholly owned subsidiary of the Company and will hold a 100% interest in the Property. Under the amalgamation Goldaur shareholders will receive an aggregate of 2,500,000 common shares of the Company and warrants entitling them to acquire an additional 2,500,000 common shares of the Company at a price equal to the lesser of $1.50 per share and 300% of the price per share at which the Company completes its first equity financing following the private placement of units referred to below. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004. The Company will pay a finder's fee of 100,000 common shares to Mr. Tom Pupour of Sudbury, Ontario on completion of the Acquisition.

On completion of the Acquisition and related private placement, the following people will hold shares representing over 10% of the issued and outstanding shares of the Company:

Name of Shareholder and Municipality of Residence	Number of Shares Held	Percentage of Outstanding Shares
Ian Macintosh Toronto, Ontario	969,868(1)	14.29%

(1) Mr. Macintosh will also own warrants entitling him to acquire an additional 969,868 common shares and contingent value rights entitling him to receive an additional 347,942 common shares of the Company.

Trends

Upon completion of the Acquisition, the Company will resume exploration activities, and accordingly its financial results will reflect such. As a junior natural resource company, the Company will be subject to any number of trends, risks, events or uncertainties typical for a company in its business and stage of development, that may have a material effect on its business, results of operation or financial condition. See "Management's Discussion and Analysis – Risks and Uncertainties".

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is again engaged in the business of exploring resource properties. The Company is continually investigating new exploration opportunities, and resource exploration is carried out on properties identified by management of the Company as having favourable exploration potential.

The Company has negotiated a private placement (the "Private Placement") of up to 2,630,000 units at a price of $0.20 per unit, for aggregate proceeds of $526,000. Each unit will consist of one common share and one share purchase warrant. Each warrant shall entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months after the closing at which the units are issued, at a price of $0.30 per warrant share. 1,350,000 of the units are being offered on a flow-through basis of which the underlying shares will qualify as flow-through shares under section 66 (15) of the *Income Tax Act* (Canada). A finder's fee of 156,000 units at a deemed price of $0.20 per unit, each unit consisting of a common share and a warrant entitling the holder to purchase an additional common share at $0.30 per share exercisable for a period of years from the date of closing, and a cash payment of $20,800 is payable to Haywood Securities Inc. of 20th Floor, Commerce Place, 400, Burrard Street, Vancouver, BC V6C 3A6 with respect to the Private Placement.

Mineral Projects

Indicator Lake Property, James Bay Lowland, Ontario

The following information is summarized from a technical report prepared for the Company by Patrick N. Chance, M.Sc., P.Eng., on the Indicator Lake Property (the "Property"), James Bay Lowland, Ontario dated June 23, 2003 (the "Report").

Property Description and Location

The Property comprises 222 contiguous staked claims containing 3,446 claim units and covering approximately 55,136 hectares. The property extends over an area ~25 km wide by almost 50 km long. The Property lies about 50km SSE of the Attawapiskat kimberlite cluster and approximately 115km west of Kashechewan in the James Bay Lowland of Ontario. Goldaur is the recorded holder of the 12 claims staked in 2000 and Vault is the beneficial owner of the remaining 188 claims staked in 2003. 22 claims have been staked and applications have been submitted to record them on behalf of Goldaur. Owners are required to file a minimum of $400 per 16 hectare unit annually from the second anniversary until the claims are taken to lease. Following is a summary of the contiguous claim blocks comprising the Property:

Beneficial Holder	Group	Dates of Record	Claims	Claim Units	Area (ha)
Goldaur Resources Inc.	1	14 July 2000	12	192	3,072
Goldaur Resources Inc.	2	13 June 2001 23 June 2003	23	340	5,440
Vault Minerals Inc.	3a	1 April 2003	85	1,326	21,216
Vault Minerals Inc. Inc.	3b	8 April 2003	71	1,114	17,824
Vault Minerals Inc.	4	14 April 2003	32	474	7,584
	Total		223	3,446	55,136

No mineral occurrences, showings or deposits are known on the Property. Property maintenance costs require $166,000 in assessment credit due by the 2003 and 2004 anniversary dates of Groups 1 and 2.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is situated in the James Bay Lowland of northern Ontario lying approximately 115 km West of the First Nations communities of Kashechewan and Fort Albany.

Western James Bay experiences long, cold winters and short, warm summers. The bay acts as a thermal reservoir moderating temperature and causing fog formation in the spring and fall. Freeze-up of the major rivers occurs in late October or early November. The mean daily minimum in January temperatures is about -27°C. Spring break-up occurs in April. Mean annual precipitation is approximately 660 mm, and mean annual snowfall is approximately 2400 mm (snow depth).

Accommodation and groceries are available in both Fort Albany and Kashechewan. Trucks and construction equipment are available in Fort Albany. De Beers' experience in Attawapiskat suggests a keen workforce willing to learn the skills necessary to work in the minerals industry.

The Indicator Lake property is accessible by aircraft from Kashechewan where fuel can be stored. Larger lakes are accessible by fixed wing aircraft available from Moosonee and Hearst. The area can also be reached by skidoo during the winter and by freighter canoe under favorable conditions during the summer along the Lawashi, Kapiskau, Atikameg and Otadaonis Rivers. The latter requires several days journey including transit along James Bay. Travel within the property is difficult to impossible except during winter. De Beers has constructed pads and some all-weather roads, which permit advanced exploration year round.

The James Bay Lowland comprises a vast area of muskeg interrupted only by NE-flowing rivers. The entire area slopes gently towards James Bay (~0.7 m / km). Rivers cut down into the soft marine clay several metres below the surrounding muskeg.

Open string bogs and maars support sedges, mosses and lichens. Stunted black spruce, tamarack, dwarf birch, willow and Labrador tea grow in slightly better drained areas. Finally large black spruce stands occur as narrow ribbons along the major drainages. Wildlife includes moose, caribou, rabbit, fox, wolf and bear. Bald eagles are common. Canada geese and other species nest in open coastal areas and are sought for food in the spring and fall. Seals feed in the lower reaches of major rivers during the summer and fall. Fish in the major rivers include sturgeon.

History

There is no evidence of previous staking or exploration on the current property.

The Geological Survey of Canada and the Ontario Department of Mines carried out regional studies in 1906 and again between 1940 and 1965. The main focus of the work was on the petroleum possibilities of the sedimentary basins in Hudson and James Bays and on industrial minerals in the Moose River Basin. In 2000 the Ontario Geological Survey completed a regional alluvium-sampling programme between the Ekwan and Stooping Rivers and released the data on 3 April 2003 (Crabtree, 2003).

Geological Setting

The James Bay Lowland is underlain by the eastern extension of the Archean Superior Province. Regional airborne magnetics show bedrock features including greenstone belts with recognizable iron formation continuing eastwards under Phanerozoic cover without interruption. The remnants of a Phanerozoic sedimentary basin containing Silurian to Cretaceous carbonates, clastics, lignite and evaporites are centred on Hudson and James Bays. These rocks reach their maximum thickness in the Moose River Basin to the south of James Bay where Cretaceous rocks are preserved.

A covering of Pleistocene glacial sediments obscures bedrock. These comprise one or more till units overlain by marine clays and capped by overbank river sands and locally gravels along river courses. Elsewhere muskeg and peat blanket the marine clays and tills.

Knowledge of glacial stratigraphy in the vicinity of the property relies on assessment data filed by De Beers, ~50 km to the north and by stratigraphic studies 250 km to the south where up to six separate tills have been recognized and by observations made by the author along the Kapiskau and Albany Rivers in 2000. Overburden thicknesses along the Albany River, ~50 kilometres SSE range from 9 to ~30 m. Overburden thicknesses near the Victor pipe range from 3 over the pipe to 64 m a short distance to the north. In the absence of unambiguous ice-flow indicators most workers suggest a south southwest to southwest flow of ice over the area.

Mineralization

No mineralization is known to exist either on or close to the Property.

Exploration

The current property was staked on the basis of reinterpretation of Geological Survey of Canada airborne magnetic data, accessibility and location within an apparently favorable corridor. No evidence of past staking or exploration was found in the Resident Geologist's files or in data posted on the Ontario government's ERMES website.

Fugro completed an airborne survey over the initial Group 1 claims in July 2002. Mike Leahy of Goldaur collected two sand samples from the northeast part of Indicator Lake in June 2001. Big Red Diamond subsequently completed two plugger and one auger sample (Gold-A and JOT-01) on behalf of Goldaur.

These are situated to the southwest of and approximately down-ice from two airborne magnetic anomalies. Finally reconnaissance-level alluvium sampling data recently released by the Ontario Geological Survey supply additional insight into the potential of the property.

A helicopter airborne magnetic survey was flown on east-west lines over Block A in July 2002 with a nominal line spacing was 67m and sensor altitude was 30 m.

The data were corrected and adjusted to minimize survey artifacts. The resulting data were processed and contoured. The data show magnetic low relief (280 nT) over the block. Polarized magnetic bodies, cutting magnetically transparent Phanerozoic rocks and topping within a few metres of surface should stand out in contrast if present. Processing to enhance high-frequency (closer-to-the-sensor/near-surface) responses suggest several areas that warrant additional investigation.

Sampling and Analysis

Two magnetite-bearing, beach gravel samples were collected in the northeast part of Indicator Lake near the northwest corner of claim block 1239382. A split of Sample 1 was processed by Dr K. Barron and mineral chemistry determined by R.L. Barnett. Sample 2 was packed in two pails weighing 18.52 and 26.33 kg and submitted to Lakefield Research where each pail was processed separately. Subsequently Big Red Diamond recovered two plugger samples (Gold-A and JOT-01) and a near surface auger sample (Gold-A).

A 20 kg split of Sample #1 was processed by Dr. Keith Barron. Barron treated the minus-7 mesh fraction in a Mansker Pleitz-type jig fitted with 32 and 65 mesh screens. The plus-2.85 SG fraction was then separated using lithium metatungstate (SG = 2.85) and the product screened into plus and minus 32 mesh fractions.

The plus-10 mesh fraction contained only rock fragments and a few large feldspar and quartz grains.

The minus-10, plus-32 mesh heavy mineral concentrate contained many rock fragments together with hornblende, epidote, crustal garnets, sphene, and augite. KIM minerals were not observed.

Seventy-three grains were picked from the minus-32 mesh, plus 65-mesh fraction, of which 26 were probed by R.L. Barnett (14 Feb-2002).

Lakefield (Jago, 2001) produced a minus-20 mesh, plus-60 mesh fraction, separated dense grains using methyline iodide (SG=3.1) and removing the magnetic fraction. They reported a clinopyroxene, an eclogitic garnet and two olivine grains. Mineral grain analyses were not reported.

Field notes (reported by Big Red Diamond) describing the collection of the Gold-A samples report that the auger sample comprised granular material collected near or close to surface while a till sample was collected about 2.5 m below surface. Dr. K. Barron completed heavy mineral processing of these samples. R.L. Barnett (London, Ontario) subsequently analyzed 28 grains from the two samples.

Security of Samples

Several samples have been recovered from the Property. Two comprise beach sands collected on the east side of the large lake on which Block A is centred by M. Leahy (Leahy, 2002). Two overburden samples were collected by Brian Polk of Big Red Diamond on behalf of Goldaur north of Indicator Lake, one of which is yet to be processed.

The location of the four samples above are consistent with field notes and sketches provided by Goldaur. The author has plotted these points on a geo-registered, 1:50,000-scale, topographic map while transforming the reported coordinates.

The stakers of Group 3 claims and others have noted discrepancies with the 1:250,000 topographic base that is the topographic base on claim maps. The author has previously noted significant local error in published 1:250,000-scale maps. In that study 1:50,000-scale maps were shown to be consistent with hand-held, GPS-generated coordinates, that is points on rivers and creeks consistently plotted on rivers and creeks.

Exploration and Development

The recommended Phase 1 programme comprises collection of till samples from exposures along riverbanks. Should sufficient exposures not be available plugger sampling near the water level is recommended. A draft budget is attached as table 3a below.

The recommended phase 2 programme completes airborne magnetic surveys over the balance of the property (Groups 3 and 4 and new claims in Group 2). Flight lines should be run east-west with at a nominal spacing of 75m and ground clearance of 60 m.

Phase 1.

Cost estimate for a field programme to collect 60 samples along rivers.

Item	Unit rate	Units	Total
Two crews plus food, field equipment and fuel	$1,500 /day	20 days	$30,000
Consultant, including food, travel to and from area, etc.	$550 /day	20 days	$11,000
Helicopter support	$800/hour	20 hours	$16,000
Aircraft fuel (rail to Moosonee, air to Kashechewan)	$15/gal	400 gals	$6,000
Sample processing	$180/sample	60 samples	$10,800
Mineral grain analysis	$20/grain	20 grains / sample	$24,000
Planning, analysis, report and logistics			$15,000
Taxes & Overhead		15%	$16,920
* - This equates to $2,162 per sample.			$129,720*

Phase 2 Programme

Cost estimate for a field programme to complete fixed wing airborne surveys on 75 m line spacing on Groups 3 and 4 claims.

Item	Unit rate	Units	Total
Mobilization	$15,000	1	$15,000
Fixed wing airborne magnetics	$16/line km	6,500 line km	$101,760
Data processing, presentation and reporting	$15,000	1	$16,000
Taxes & Overhead		15%	$18,500
* - This equates to $21.55 per line km..			$141,174*

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following table sets out selected consolidated financial information for the three most recently completed and reported financial years. All amounts are in Canadian Dollars.

	Year Ended December 31, 2002 $	**Year Ended December 31, 2001 $**	**Year Ended December 31, 2000 $**
Revenue	Nil	Nil	Nil
Profit (Loss) From Operations			
Total	437,915	452,591	968,121
Per Share [(1)]	(0.05)	(0.12)	(0.30)
Per Fully Diluted Share [(2)]	(0.05)	(0.12)	(0.30)
Net Profit (Loss)			
Total	437,915	674,170	1,213,963
Per Share [(1)]	(0.05)	(0.12)	(0.30)
Per Fully Diluted Share [(2)]	(0.05)	(0.12)	(0.30)
Total Assets	5,063	429,245	670,383
Long-term Debt	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil

(1) Calculated on the basis of the weighted monthly average number of shares outstanding during the respective period.

(2) For the fiscal year ended December 31, 2002, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. For the year ended December 31, 2002, the diluted loss per share figure was equal to the basic loss per share since the effect of stock options was anti-dilutive. On a retroactive basis, there was no effect on diluted loss per share calculations for the fiscal year ended December 31, 2001 or 2000.

Dividends

The Company has not paid any dividends since incorporation and the Company will not pay dividends in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors, which the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Company's financial results for the fiscal years ended December 31, 2002, and December 2001, should be read in conjunction with the financial statements of the Company for these periods and the notes thereto, which can be found on the internet at www.sedar.com, and which are hereby incorporated by reference into this Annual Information Form.

The following discussion may contain forward-looking information or analysis. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.

Results of Operation

Year ended December 31, 2002 compared to the Year ended December 31, 2001

The Company's loss for the year ended December 31, 2002 was $437,915 compared to a loss of $674,170 or the year ended December 31, 2001. The Company had entered into an agreement with INToo Software Corporation whereby the Company acquired a license to the eMedicalexplorer procurement technology in consideration of $500,000. During the year ended December 31, 2001, as some of the terms and conditions were not fulfilled, the agreement was terminated and accordingly all costs related to the investment in the license were written-off to operations. Management also determined that the carrying value of the Company's capital assets should be written-off due to the termination of the support agreement with INToo. Consequently, the un-amortized balance for capital assets of $ 34,823 was written off to operations.

During the year ended December 31, 2001, a settlement was reached in a lawsuit for which the Company was a co-plaintiff seeking damages from professional and contractual relationships. The Company received net proceeds of $ 313,220 pursuant to the settlement agreement.

Research and software development costs of $ 103,183 incurred in the normal course of business during the year ended December 31, 2001 were written off the operations. In 2002, the Company entered into negotiations with BusinessBuilder Technologies Inc., to develop a working prototype of an electronic medical records system. The Company was unable to reach an agreement to proceed with the further development of the project. Research and software development costs of $ 201,590 incurred during the fiscal period ended December 31, 2002 were written off to operations.

The write-off to capital assets in 2001 resulted in nil amortization being recorded during the 2002 fiscal year. ($ 9,128 was recorded in 2001).

Consulting and management fees, collectively reduced from $ 162,500 in the year 2001 to $ 97,500 in 2002. This was due in large part to a reduction of amounts paid to directors and officers of the Company, as a reflection of a decline in business activities.

Similarly, a decline in business activities resulted in a decline in amounts directed to other areas such as investor relations of $33,350 in 2001 compared to $ 15,703 in 2002, and travel expenditures of $7,050 in 2001 compared to $2,827 in 2002.

Professional fees for 2002 were $101,466 compared to $113,596 reflecting the Company's pursuit of a legal settlement in 2001 and a change of business direction in 2002.

Liquidity and Capital Resources

On December 31, 2002, the Company's working capital deficiency was $(129,781). During 2002 the Company completed a private placement of 1,860,000 shares at $0.05 per share for net proceeds of $93,000 which, in combination with $ 423,849 of funds on hand at the beginning of the year, were applied primarily to the operations of the company and to the reduction of accounts payables and accrued liabilities by $ 79,627.

Mineral exploration is a high risk activity. As the Company becomes more active in the exploration and development of mineral properties, its operational expenditures and exposure to liabilities will increase. If the Company is unable to generate sufficient revenues or other sources of funds to fund these expenditures, the Company will experience increasing net losses and working capital difficulties. See "Risks and Uncertainties".

Quarterly Information

The following table sets out selected consolidated financial information for the eight most recently completed and reported financial quarters prior to the most recently completed and reported financial year. Figures are unaudited. All amounts are in Canadian Dollars.

	December 30, 2002 (3)	September 30. 2002	June 30, 2002	March 31, 2002	December 31, 2001 (3)	September 30, 2001	June 30, 2001	March 31, 2001
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Profit (Loss) From Operations								
Total	(305,863)	(38,819)	(41,009)	(52,224)	(168,367)	(116,504)	(224,688)	(164,611)
Per Share	(0.04)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.04)	(0.03)
Per Fully Diluted Share	(0.04)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.04)	(0.03)
Net Profit (Loss)								
Total	(305,863)	(38,819)	(41,009)	(52,224)	(168,367)	(616,504)	(224,688)	(164,611)
Per Share	(0.04)	(0.01)	(0.01)	(0.01)	(0.03)	(0.11)	(0.04)	(0.03)
Per Fully Diluted Share	(0.04)	(0.01)	(0.01)	(0.01)	(0.03)	(0.11)	(0.04)	(0.03)

Risks and Uncertainties

An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the company's properties are in the exploration as opposed to the development stage. Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business. The following risk factors should be given special consideration.

General Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful knowledge, experience and evaluation may not eliminate.

While discovery of an economic mineral deposit may result in substantial rewards, few properties which are explored ultimately result in producing mines. Even after the discovery of a potential mineral deposit, major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. Once operational, fluctuations in mineral prices and other factors may cause a mine to subsequently become uneconomical. There can be no assurances that the current or proposed exploration programs on properties in which the Company has or will have an interest will result in the discovery of potential mineral deposits or in the establishment of profitable commercial mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of mineral resources, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions or labour problems. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material.

While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure because it cannot obtain such insurance at acceptable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the financial resources, competitive position and financial viability of the Company.

Laws and Regulations

The Company's mining and processing operations and exploration activities are subject to various laws and regulations relating to the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company in the form of increased costs, or delays in or the preventing of operations. Compliance with such laws may require significant expenditures and increase the Company's exploration, mine development and operating costs, any of which would adversely affect the Company's financial resources, competitive positions and financial viability.

Licenses and Permits

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities.

Moreover, such licenses and permits are subject to change in various circumstances. There can be no assurances that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain any operations that economically justify the cost.

Environmental Liability

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

Mineral Prices and Hedging

The profitability of any mining operations in which the Company has or will have an interest will be significantly affected by changes in the market price of the minerals being mined. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. Depending on prices, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued, which would likely have a material adverse effect on the Company.

The Company may attempt to reduce its exposure to mineral price fluctuations by engaging in hedging activities. There can be no assurance that the Company will be successful in such hedging activities.

Title to Properties

The validity of mining claims may, in certain cases, be subject to being contested or other interests. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that the title, particularly title to undeveloped properties, may be defective or subject to heretofore unknown interests.

Royalties

The Company's mining properties are subject to various royalty and land payments. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

Financing

At the present time, the Company has no internal source of funds. Accordingly, the continued exploration and development of the Company's properties will depend on the Company's ability to raise external financing, through equity or debt issues, the entering into of joint ventures and other means, all of which may be dilutive to shareholders (in the case of equity) or have an adverse effect on cash flows or restrict operations through negative covenants (in the case of debt).

There can be no assurances that any such external funding will be available to the Company when needed on terms acceptable to it, if such funding is available at all.

Joint Ventures

Due to the cost of establishing and operating mining operations, the Company may enter into joint ventures on one or more of its properties. Any failure of such joint venture partners to meet their obligations to the Company or to third parties could have a material adverse effect on the joint ventures and the Company as a result. In addition, the Company may be unable to exert influence over strategic decisions made in respect of such properties.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire and successfully exploit properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable prospects for mineral exploration or producing properties. There can be no assurance that the Company will be able to compete successfully with its competitors in finding and/or acquiring such properties or prospects.

MARKET FOR SECURITIES

Vault is a reporting issuer in British Columbia and Alberta whose common shares are listed for trading on the TSX Venture Exchange under the symbol VMI.T.

Capital Structure

The Company's authorized capital consists of 100,000,000 common shares of which 8,397,371 were issued and outstanding as at December 31, 2002. As a result of the Company's recently completed share consolidation, the Company has 1,399,561 shares outstanding (see "Corporate Structure – Name and Incorporation"). The holders of common shares are entitled to one vote for each share held, and shall be entitled to dividends if and as when declared by the board of directors. Holders of common shares are entitled, on liquidation, to receive such assets of the Company as are distributable to the holders of the common shares. All of the common shares are fully paid and non-assessable.

The Company currently has outstanding 155,000 warrants exercisable at $0.60 per share until January 21, 2004. The Company has no stock options outstanding.

There are currently 8,593 common shares held in escrow pursuant to an escrow agreement dated February 22, 1988.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set out below. Each director is elected annually and holds office until the next annual general meeting unless his office is earlier vacated in accordance with the Articles of the Company and the provisions of the Company's governing corporate statute.

Name, Address & Positions Held with the Company[(1)]	Principal Occupation During the Past Five Years[(1)]	Number of Shares Beneficially Owned[1]	Periods Serving as a Director
J. MICHAEL MACKEY 2084 Western Parkway Vancouver, B.C. Canada **Director and President**	Management Consultant. Since July 10, 2000, President of Vault Minerals Inc.	Nil	since July 10, 2000

Name, Address & Positions Held with the Company[1]	Principal Occupation During the Past Five Years[1]	Number of Shares Beneficially Owned[2]	Periods Serving as a Director
H. BARRY HEMSWORTH 3850 Westridge Avenue West Vancouver, B.C. Canada **Director**	Barrister and Solicitor; Director of numerous public companies	13,878 common 33,333 warrants 300,000 units[3]	since January 24, 2000
DAVID WILLIAM REES 12835 Gilden Street Madeira Park, B.C. Canada **Director & Secretary**	Businessman; Secretary of Vault Minerals Inc.	3,723 escrow 13,364 common 66,666 warrants 300,000 units[3]	since September 29, 1980
WILLIAM E. SCHMIDT 2920 West 20th Avenue, Vancouver, B.C. Canada **Director**	Barrister and Solicitor	3,333 common	since June 26, 2002
ANDREW M. CHATER, B.Sc., Ph.D. 6 Denham Drive, Richmond Hill Toronto, Ontario Canada **Director**	Professional Geologist; President of Teddy Bear Valley Mines, Limited	141,442 common[4] 141,442 warrants[4] 56,576 contingent value rights[4]	since May 16, 2003

(1) *The information as to municipality of ordinary residence, principal occupation during the past five years and number and percentage of securities of each class of voting securities of the Company or any subsidiary thereof beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers.*

(2) *Member of Audit Committee.*

(3) *These securities will be acquired on closing of the Acquisition and the Private Placement. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder thereof to purchase one additional share for a period of 24 months at a price of $0.30 per warrant share.*

(4) *Mr. Chater is a shareholder of Goldaur and will acquire these shares, warrants and contingent value rights on the closing of the Acquisition in exchange for his Goldaur shares.*

Principal Holders of Securities

To the knowledge of the directors and officers of the Company, as at the date hereof, there are no persons or companies who beneficially own, or have a right to acquire, directly or indirectly, or exercise control or direction over equity shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company. See "Significant Acquisitions and Dispositions" for information on principal holders upon completion of the proposed Acquisition of Goldaur.

The directors and officers of the Company as a group, beneficially own, indirectly, or have control or direction over an aggregate of 30,577 common shares of the Company, representing 2.18% of the issued and outstanding shares of the Company.

Other Directorships

Certain directors and officers of the Company are or have been directors or officers of other reporting issuers within the past five years, as set out below.

Name of Director, Officer or Promoter	Name of Reporting Issuer	Position	Term
J. Michael Mackey	Paccom Ventures Inc.	Director	06/02 to present
H. Barry Hemsworth	Exchequer Resources Corp.	Director President	06/91 to present 06/91 to present
	International Dunlap Minerals Corporation	Director	06/98 to 10/99
	Northridge Pacific International	Director President	05/98 to 02/99 05/98 to 02/99
William E. Schmidt	Equus Energy Corporation	Secretary	06/90 to present
	Clifton Star Resources Ltd.	Secretary	12/92 to present
	San Telmo Energy Ltd.	Director Secretary	10/96 to present 10/96 to 11/96
	Toby Ventures Inc.	Director Secretary	05/00 to present 05/00 to 10/00
	Exchequer Resources Corp.	Director Director	06/86 to 02/01 02/02 to present
	Artina Resources Ltd.	Director	10/86 to 03/00
Andrew M. Chater	Java Gold Corporation	Director	03/98 to 01/99
	Teddy Bear Valley Mines, Limited	President	05/89 to Present

Executive Compensation

During the financial year ended December 31, 2002, the Company had one (1) "Named Executive Officer", namely its President, Mr. J. Michael Mackey.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year[(1)]	Salary ($)	Bonus ($)	Other Annual Compe n-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compe n-sation ($)
J. Michael Mackey **President**	2002 2001 2000	Nil $67,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) Based on the Company's financial year ending December 31, 2002

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years prior to the date of this Annual Information Form has been, a director, officer or promoter of any other reporting company that, while that person was acting in that capacity:

1. was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than thirty (30) consecutive days; or

2. was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director or officer of the Company or shareholder holding a sufficient number of securities of the issuer to affect materially the control of the Company has:

1. been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

2. been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonably investor in making an investment decision.

Personal Bankruptcies

No director or officer of the Company or shareholder holding a sufficient number of securities of the issuer to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain officers or directors of the Company are or may become officers or directors of other companies and as such may be presented, from time to time, with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Company which arise under the relevant statutory laws and general corporate law. All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Company. Any transactions with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

There are no existing or potential conflicts of interest and there have been no transactions within the previous three years from the date of this Annual Information Form among the Company, its directors and officers, principal holders, the Agent and persons providing professional services to the Company, which could reasonably be expected to affect a holder, other than as set out below and elsewhere in this Annual

Information Form.

Certain of the directors may serve as directors of, have significant shareholdings in, or provide professional services to other companies and, to the extent that such other companies may participate in ventures with the Company, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the meeting and abstain from voting for or against the approval of such participation.

The Company and its affiliates are not limited or affected in their ability to carry on other business ventures for their own accounts and for the accounts of others, and may be engaged in the ownership, acquisition and operation of businesses which compete with the Company. Investment in the Company will not carry with it the right for either the Company or any Subscriber to invest in any other venture of any affiliates, or to any profit therefrom or to any interest therein.

Legal Proceedings

Management knows of no legal proceedings, contemplated or actual, involving the Company which could materially affect the Company.

ADDITIONAL INFORMATION

Auditor

Davidson & Company, Chartered Accountant, of 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 is the auditor for the Company.

Registrar and Transfer Agent

Computershare Trust Company of Canada of Suite 408 - 510 Burrard Street, Vancouver, British Columbia,V6C 3B9, is the transfer agent for the Company.

Additional Information

The Company will provide to any person or company, upon written request to the corporate secretary of the Company and upon payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company:

1. One copy of this Annual Information Form and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

2. One copy of the Company's comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year; and

3. One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative audited consolidated financial statements for its most recently completed and reported financial year.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules A

ISSUER DETAILS

NAME OF ISSUER:	**VAULT SYSTEMS INC.**		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2002	**DATE OF REPORT:**	April 17, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"W.E. Schmidt"	William E. Schmidt	2003/04/17
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"J.M. Mackey"	J. Michael Mackey	2003/04/17
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

VAULT SYSTEMS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Vault Systems Inc.

We have audited the balance sheets of Vault Systems Inc. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

January 30, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

VAULT SYSTEMS INC.
BALANCE SHEETS
AS AT DECEMBER 31

	2002	2001
ASSETS		
Current		
Cash	$ 3,191	$ 423,849
Receivables	1,872	5,396
	$ 5,063	$ 429,245
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 134,844	$ 214,111
Shareholders' equity (deficiency)		
Share capital (Note 3)	5,701,958	5,515,958
Subscriptions received in advance (Note 3)	-	93,000
Deficit	(5,831,739)	(5,393,824)
	(129,781)	215,134
	$ 5,063	$ 429,245

Nature and continuance of operations (Note 1)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2002	2001
EXPENSES		
Amortization	$ -	$ 9,128
Bank charges	344	3,526
Consulting fees	67,500	117,500
Investor relations	15,703	33,350
Listing and transfer agent fees	10,007	14,234
Management fees	30,000	45,000
Office and miscellaneous	8,478	6,024
Professional fees	101,466	113,596
Research and software development	201,590	103,183
Travel	2,827	7,050
Loss before other items	(437,915)	(452,591)
OTHER ITEMS		
Interest income	-	24
Write-off of investment in license and capital assets (Note 5)	-	(534,823)
Legal settlement (Note 6)	-	313,220
	-	(221,579)
Loss for the year	(437,915)	(674,170)
Deficit, beginning of year	(5,393,824)	(4,719,654)
Deficit, end of year	$ (5,831,739)	$ (5,393,824)
Basic and diluted loss per common share	$ (0.05)	$ (0.12)
Weighted average number of common shares outstanding	8,310,741	5,522,439

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (437,915)	$ (674,170)
Items not affecting cash:		
Amortization	-	9,128
Write-off of investment in license and capital assets	-	534,823
Changes in non-cash working capital items:		
Decrease in accounts receivable	3,524	6,223
Decrease in prepaid expenses	-	90,753
Increase (decrease) in accounts payable and accrued liabilities	(79,267)	190,032
Cash flows provided by (used in) operating activities	(513,658)	156,789
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital	93,000	150,000
Subscriptions received in advance	-	93,000
Cash flows provided by financing activities	93,000	243,000
Change in cash during the year	(420,658)	399,789
Cash, beginning of year	423,849	24,060
Cash, end of year	$ 3,191	$ 423,849
Cash paid for interest during the year	$ -	$ -
Cash paid for income taxes during the year	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia. The Company is deemed inactive by the TSX Venture Exchange ("TSX-V") but is currently focused on the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	2002	2001
Deficit	$ (5,831,739)	$ (5,393,823)
Working capital (deficiency)	(129,781)	215,134

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Research and software development

The Company expenses research costs as they are incurred. Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved, at which time any additional costs will be capitalized and amortized prospectively over their estimated economic life.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. For the years presented, this calculation proved to be anti-dilutive. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	5,515,958
Issued for cash pursuant to non-brokered private placements	2,790,000	186,000
Balance as at December 31, 2002	8,397,371	$ 5,701,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

At December 31, 2001, the Company had received subscriptions towards a private placement of $93,000. In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004.

4. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

At December 31, 2002, the Company was designated inactive, pursuant to the policies of the TSX-V, and is prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options.

4. STOCK OPTIONS AND WARRANTS (cont'd...)

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000 and 2001	310,000	$ 1.55
Granted	-	-
Expired/cancelled	(310,000)	1.55
Exercised	-	-
Outstanding at December 31, 2002	-	$ -

The following share purchase warrants were outstanding at December 31, 2002:

Number of Shares	Exercise Price	Expiry Date
1,860,000	$ 0.10	January 8, 2003 (subsequently expired)
930,000	0.10	January 21, 2004

5. WRITE-OFF OF INVESTMENT IN LICENSE AND CAPITAL ASSETS

The Company had entered into an agreement with INToo Software Corporation ("INToo") whereby the Company acquired a license to the eMedicalexplorer procurement technology. As consideration, the Company paid $500,000, and under certain terms and conditions, was to issue 7,000,000 common shares to INToo and related parties, and was to also issue a warrant enabling the holders to purchase a further 6,000,000 common shares exercisable for a period of two years at a price of $1 per share. During the year ended December 31, 2001, as some of the terms and conditions were not fulfilled, the agreement was terminated and accordingly no common shares or warrants were issued. Consequently, all costs related to the investment in the license were written-off to operations.

During the year ended December 31, 2001, management also determined that the carrying value of the Company's capital assets should be written-off due to the termination of the support agreement with INToo. Consequently, the unamortized balance for capital assets of $34,823 was written-off to operations.

6. LEGAL SETTLEMENT

During the year ended December 31, 2001, a settlement was reached in a lawsuit for which the Company was a co-plaintiff seeking damages from professional and contractual relationships. The Company received net proceeds of $313,220 pursuant to the settlement agreement.

7. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $60,000 (2001 - $112,500) to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $30,000 (2001 - $45,000) to a director of the Company.

c) Paid or accrued professional fees of $7,280 (2001 - $2,129) to a law firm in which directors of the Company are partners.

d) Included in accounts payable at December 31, 2002 is $61,697 (2001 - $118,172) due to a company controlled by a director and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2002, the Company issued 1,860,000 common shares for subscriptions in the amount of $93,000 received in the prior year.

During the year ended December 31, 2001, there were no significant non-cash transactions.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2002	2001
Loss for the year	$ (437,915)	$ (674,170)
Expected income tax (recovery)	$ (173,414)	$ (300,680)
Non-deductible items for tax purposes	3,109	8,968
Write-off of capital assets	-	(7,327)
Unrecognized benefit of non-capital losses	170,305	299,039
Income tax recovery	$ -	$ -

9. INCOME TAXES (cont'd...)

The significant components of the Company's future income tax assets are as follows:

		2002		2001
Future income tax assets:				
Non-capital loss carryforwards	$	836,996	$	764,110
Resource expenditures		286,809		317,321
		1,123,805		1,081,431
Valuation allowance		(1,123,805)		(1,081,431)
Net future income tax assets	$	-	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2002, the Company had approximately $2,200,000 in non-capital losses expiring through 2009, which are available for carryforward to reduce future taxable income. Subject to certain restrictions, the Company has certain resource expenditures totalling approximately $762,000 available to reduce taxable income of future years. The potential tax benefit of these losses and resource expenditures have not been recorded in these financial statements.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations being the development of software for the medical profession and ancillary fields in Canada in one business segment.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER: Vault Systems Inc.

ISSUER ADDRESS: Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8

ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2001	**DATE OF REPORT:**	May 15, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	**VAULT SYSTEMS INC.**		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2002	**DATE OF REPORT:**	April 17, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
	William E. Schmidt	2003/04/17
	J. Michael Mackey	2003/04/17

Vault Systems Inc.
For the quarter ended December 31, 2002
FINANCIAL INFORMATION

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

Consulting	
Related parties (note 2)	$ 60,000
Other Miscellaneous	7,500
	$ 67,500
Management fees	
Related parties (note 2)	$ 30,000
Professional fees	$101,466

2. Related party transactions

During the period under review the company entered into the following transactions with related parties:

- Paid or accrued consulting fees to directors of the Company in the amount of $60,000
- Paid or accrued management fees of $30,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period

In January 2002 the company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one commons share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share unit January 21, 2004.

4. **Summary of securities as at the end of the reporting period**

a) **Authorized**

100,000,000 common shares without par value

	No. of shares	$ Amount
b) Issued and outstanding as at December 31, 2002	8,397,371	$5,701,958

c) Outstanding as at December 31, 2002	Warrants	Exercise price
Exercisable on or before January 8, 2003	1,860,000	$0.10 per share
Exercisable on or before January 21, 2004	930,000	$0.10 per share
	2,790,000	

d) Total number of shares in escrow or subject to a pooling agreement	No. of shares
Escrowed shares	51,561

5. **List the names of the directors and officers as at the date this report is signed and filed.**

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William E. Schmidt	Director		

MANAGEMENT DISCUSSION
Schedule C

1. General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year ended December 31, 2002.

2. Description of Business

The Company's principal business is the development of software for the medical profession. The Company has been designated "inactive" by the TSX Venture Exchange.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the fiscal quarter under review, the Company did not raise or borrow any funds.

During the year, the Company was financing the development of TeMR (Total Electronic Medical Reporting Solution) and a working prototype is operational. TeMR will provide health care organizations with solutions improve on the managed delivery of clinical services to effect substantial cost savings and better patient outcomes. The TeMR solution provides medical records management and health care business management in an efficient automated environment.

4. Subsequent Events

March 14, 2004. The Company entered into an agreement to acquire Goldaur Resources Inc., a privately held Ontario company. The proposed acquisition is by way of statutory amalgamation under which a newly formed Ontario incorporated subsidiary of the Company would amalgamate with Goldaur. Under the amalgamation, Goldaur shareholders will receive an aggregate of 2.5 million shares (post 6 for 1 consolidation) of the Company. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raised $,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $1,000,000 of new equity financing has not been raised by June 30,2 004. The acquisition will form the basis of the Company's reactivation plan and is subject to all necessary shareholder and regulatory approvals, including the approval of Goldaur shareholders.

5. Financing, Principal Purposes and Milestones

During the fiscal quarter under review, the Company did not raise or borrow funds.

6. Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR solution, which will depend upon the Company's ability to obtain financing through joint venturing, private placement financing, public financing or other means. As at December 31, 2002, the Company maintained a working capital deficiency of $129,781. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.